

JAT CAPITAL MANAGEMENT

November 2, 2023

To the Board of Directors of Overstock.com:

JAT Capital does not call for changes at our portfolio companies often, and it is only after careful consideration and in circumstances that are particularly unusual. This is one such case. Pursuant to numerous and repeated conversations we have had with board members, management, other investors, the sellside analysts that cover your stock, and the vendor community that sells product through your website, we have arrived at the following observations, conclusions and recommendations:

OBSERVATIONS AND CONCLUSIONS:

1) Senior Management: within our vast number of conversations it is a near unanimous point of view that management has lost the confidence of the shareholders, investment community and vendors. This is well understood.
2) Investor Interests are Being Subverted: the personal interests of certain individuals appear to be being placed above the interests of shareholders. There are numerous examples, but last week, despite repeated recommendations from several interested parties that Marcus Lemonis be involved in the earnings call, Marcus was told he was not to participate, and the only offered explanation, we concluded, equates to protecting the reputation of senior management.
3) Business is Being Mismanaged: recent performance has been poor. Revenue is falling at a rate not similar to any comparable company, and this is occurring despite the Company investing aggressively and burning cash.
4) Messaging is Poor: the near universal feedback we have received is that the communication from the Company is either confusing or not helpful at all. Despite poor recent results that were a surprise to the investment community, management was quoted as saying “we are on plan”. The Company has scheduled an analyst day for next week and we are aware of multiple invited analysts who do not plan to attend because the event, if it were to be conducted with current management, is regarded as “useless”.
5) Prospective Marketing Campaign is a “Bet the Company” Moment: the Company is about to embark on a brand transition and marketing campaign that is unprecedented in the Company’s history, current management has no experience in managing, and is forecasted to burn half of the Company’s existing cash. This requires focus, clarity, experience, and the most qualified personnel available to manage.
6) Marcus Lemonis is Clearly the Most Qualified Person Available to Manage the Business: the Company is fortunate to have added Mr. Lemonis to the Board. Marcus has taken an active role in working with the team to address a variety of issues, and the feedback we have gotten has been unanimously positive. We were pleased to learn how well known Marcus is amongst the vendor community, and he appears well positioned to work with these vendors to drive meaningfully more volume through the Overstock platform. Marcus has offered to allocate a significant portion of his time to the Company, has already bought a significant amount of stock personally, and has already demonstrated an ability to communicate effectively with Wall Street through the prepared remarks he wrote for the earnings event, which were very well received.

RECOMMENDATIONS:

1) CEO Change: the current CEO needs to be removed immediately. He has performed poorly (as demonstrated by the company's financials relative to its peer group), he has communicated poorly with investors and the sellside community, and he has recently taken actions that give the appearance that his own interests are being prioritized.

2) Compensation Structure: an option pool should be established that should be used to compensate existing Board Members and Senior Management whose cash compensation should be reduced, but this pool should also be used to recruit new talent to the Company, including a new CEO.

3) Marcus Lemonis Should Operate the Company: Mr. Lemonis is unquestionably the most qualified individual available to the Company to manage the business. It is my strong belief that if the Company engages in an exhaustive executive search while dangling an option package as incentive, the Company will not find anyone more qualified than Marcus. He has the confidence of the Company's investors, the sellside community, portions of the Board, the vendor community, and reportedly the employees that have engaged with him. Subject to Board oversight, the interim CEO should report directly to Marcus, and he should be given operational control with latitude to make the decisions required to steer the Company through this critical time. I have asked repeatedly what good reasons exist to not do this, and nobody, including members of the Board, has been able to provide me with a valid answer. Not making this decision, particularly when Marcus has offered to do it, gives the appearance that the Board is making decisions out of self-preservation or for loyalty to long time employees, which would be, of course, not appropriate.

4) Analyst Day: the Company has already scheduled an analyst day for next Monday, November 6. This analyst day was allegedly put on the calendar, oddly, because the current CEO desired to "ring the bell" on the New York Stock Exchange on Tuesday morning. The analyst day should not go to waste. It is my understanding that some analysts intend to not attend this event because the Company has not indicated who from Overstock will be in attendance, and if it is simply the current management and IR team it is perceived to be not useful. I recommend that management changes occur in advance of next Monday, and Marcus Lemonis attend this event and run it as the primary face of the Company.

As I have discussed with several of you, these changes are obviously in the best interests of shareholders. We hope that you have the courage to make decisions which I know are difficult on a personal level, but are clearly aligned with your fiduciary duty to the shareholders. We are depending on you.

We look forward to seeing these changes made and working with you in the future.

Best regards,



John A. Thaler
CIO of JAT Capital Management LP